Richard B. Slansky President& Chief Financial Officer 13855 Stowe Drive • Poway, CA 92064 (858) 375-2030 •Fax: (858) 375-1000 e-mail: Richard.Slansky@SpaceDev.com

January 4, 2008

Mr. Michael Fay
Branch Chief
Securities and Exchange Commission
Washington, D.C.  20549

RE:          SpaceDev, Inc.
File No. 000-28947
Form 10-KSB: For the Fiscal Year Ended December 31, 2006

Dear Mr. Fay:

We are writing in response to your letter (“the Comment Letter”) dated December 11, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the SpaceDev, Inc. (“SpaceDev” or the “Company”) Form 10-KSB for the fiscal year ended December 31, 2006. The responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.

In connection with responding to these comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comment 1: Please tell us, and disclose in your filing, the substantive reason specific to you that demonstrates the usefulness to investors of the non-GAAP Consolidated Statement of Operations, presented on page 45, or in the alternative, please remove this presentation.  See Item 10(h)(1)(i)(C) of Regulation S-B for guidance.

Response: We believe that our additional schedules, including the non-GAAP Consolidated Statement of Operations presented on page 45,  provides important additional perspective on our operating results, including our ability to service long-term obligations, the ability to fund continuing growth, and our ability to continue as a going concern.  Our Board and management regularly evaluate our progress based on non-GAAP measures in particular, the non-GAAP Consolidated Statement of Operations presented on page 45, which provides an important perspective to investors.  We provide this as a supplemental presentation and delineate it as non-GAAP and as a voluntary schedule to be viewed in addition to our GAAP presentation.  We believe this additional information helps to clarify our financial reporting in light of continued and continuing complex regulations. Consequently, based on feedback provided to us during our earnings calls, Q&A sessions and discussions with the investment community, we believe that investor measurements of value generally exclude such non-cash items and that inclusion by us of these non-GAAP financial measurements in our filings and earnings releases benefits investors by providing information that is meaningful to them. Our Board and management also believe that the non-GAAP financial measures that we provide are necessary to allow the investment community to construct their valuation models to better align our results and projections with our competitors and market sector, as there is significant variability and unpredictability across companies with respect to stock compensation expense.  We believe that it provides investors with financial measures that are most closely aligned to our internal measurement processes.  In addition, we will include this additional disclosure in our future filings when presenting any non-GAAP supplemental schedules, including the non-GAAP Consolidated Statement of Operations.

Staff Comment 2:  Your presentation of the statements of operations of “Adjusted Net Income (Loss) for EPS Calculation” does not appear to be in accordance with SAB Topic No. 6B.  Please change your presentation to “Net Income (Loss) Available to Common Stockholders.”

Response:  In response to the Staff’s comment, we will revise our EPS disclosures in our future filings to include "Net Income (Loss) Available to Common Stockholders" in accordance with SAB Topic 6B, instead of "Adjusted Net Income (Loss) for EPS Calculation" as presented in our Form 10-KSB for the year ended December 31, 2006.

Staff Comment 3:  We note that you use the cost-to-cost method in recognizing revenue under the percentage of completion method.  In view of your disclosure in “note (q) Inventory” that inventory may be distributed by specific identification for lot control purposes, please explain to us why your use of an output measure is not appropriate for your projects.  Paragraph 47 of SOP 81-1 states that “Output is used to measure results directly and is generally the best measure of progress toward completion in circumstances in which a reliable measure of an output can be established.”  In addition, provide us with any analysis prepared by you as contemplated by paragraph 51 of SOP 81-1 in regard to the acceptability and appropriateness of the revenue recognition measure(s) employed in your circumstances.

Response: The majority of our net service revenue is based on fixed-price contracts calculated on a proportional performance basis (also referred to herein as “percentage-of-completion”) based upon assumptions regarding the estimated total costs for each contract. Output from our contracts is generally based on milestone or performance targets set by us and our customers.  Our contracts are negotiated with milestone payments that may not coincide with level of effort or output measurement; thereby, creating the potential for a mismatch of costs and revenues on the front side or back side of the project.  An example might be a contract with a large up-front milestone payment for simply establishing a program plan.  In this instance, it would be inappropriate to recognize the milestone payment as revenue, since the proportional level of effort or cost incurred would have not yet been expended.

Staff Comment 4:  Please explain your consideration of paragraph 36 and illustration 3(a) of FIN 44 in accounting for your modification to accelerate stock options in 2005 for options that had intrinsic value on the modification date of December 20, 2005.  Given the price of your closing stock of $1.40 on the date of the modification, at a minimum it appears there was intrinsic value for 2,206,413 options outstanding at December 31, 2005 with a weighted average exercise price of $0.72 and the 2,218,500 options issued in 2004 with an exercise price of $1.23.  Include in your response the basis for your vesting assumptions before and after modification.

Response:  We agree that a new measurement date was created for the accelerated vesting of certain options in December 2005 and believe these represent less than $10,000 in expense as described below and deemed by management to be immaterial.  We accounted for the modification in accordance with paragraph 36 of FIN 44: Accounting for Certain Transaction involving Stock Compensation.  We calculated this number of options as follows:

In our footnote, we stated that we accelerated the vesting of approximately 8.0 million options but this amount included approximately6.7 million options which were “out-of-the-money” on the modification date. The correct number of in-the-money options for which the vesting was accelerated and which had an intrinsic value associated with them was 1,348,036.

[Note:  Of the accelerated options, approximately 42.2% were scheduled to vest between January 1, 2006 and March 31, 2006.]

A significant number of the remaining 1,348,036 options were held by our Board and executive officers.  We believed that the directors and executive officers would have continued in their capacity with the Company until the original vesting period ended; therefore, we deducted them from the calculation. Under FIN 44, it states that if an employee continues to provide service and would have vested in an award under its original vesting provisions, the modification does not cause an effective renewal of the award and, accordingly, any incremental compensation cost should not be recognized. Since the substantial majority of the unvested stock options at December 20, 2005 were to vest relatively quickly and the individuals holding such options were our executives and our board members, we determined that the individual holders of such unvested stock options would continue to provide service and would have vested in the options under their original vesting provisions. Therefore, there was no effective renewal of the award and no compensation expense was recorded on the modification date for these options.

We estimated at the time of the acceleration that, for the relevant remaining vesting period of the options, employee turnover would be less than 5%and the accelerated stock options would not otherwise have expired unexercisable.  We further estimated that the accelerated stock options would have vested under the original terms of the awards for all of the affected employees.  Our estimate of a 5%employee turnover rate, at the time, was based on our review of historical employee turnover experience, an expectation of such a low turnover for the future and the relatively small number of affected employees within the Company (approximately 15 employees). At the time, we believed that continued scientific and investor interest in our products under development and the pending merger with Starsys would make it unlikely that employee turnover would increase in the future.  Actual results have proven our assumptions on low employee turnover to be correct.

Under SFAS No. 123’s pro forma disclosure, we recorded the remaining unamortized expense and determined that there was no material incremental expense as a result of the accelerated vesting of prior year stock options. Upon adoption of SFAS No. 123R on January 1, 2006, if an executive officer were to leave us, no additional expense would be required.  As a result, on the date of modification, we estimated our compensation expense related to options modified that would not have vested under the original terms of the award to be immaterial.  This related primarily to awards that had exercise prices“in-the-money.”  Additionally, we reviewed our estimate at each reporting period through the original vesting terms and determined that our estimate was reasonable. There were only three individuals who subsequently terminated of which one exercised their accelerated options (5,425 options) with an intrinsic value of $285.

Staff Comment 5:  Please confirm to us and disclose that cash equivalents represented by the treasury instruments mature in three months or less pursuant to paragraph 8 of SFAS 95.  Treasury instruments that do not mature in this amount of time are not to be classified in this fashion.

Response:  In 2005, we purchased treasury strips through our banks, which were guaranteed to mature with a certain rate of return and which were also guaranteed to pay out the fair value (accumulated return) of the instrument if converted early.  Paragraph 8 of SFAS 95 states that “cash equivalents are short-term, highly liquid investments that are both: a) Readily convertible to known amounts of cash; and b) So near their maturity that they present insignificant risk of changes in value because of changes in interest.”  The last of these strips matured in early 2006 (criterion b) and we believed that there was not a risk of any changes in value, as these were fixed strips that did not adjust and we were entitled to the interest earned to-date (criterion a).  As such, these instruments were included within short term cash and cash equivalents.

Staff Comment 6:  It appears from your disclosures that the purchase price of Starsys was $12.2 million, of which $11.2 million was attributed to goodwill.  In regard to this acquisition, please:

(a)
describe for us and disclose the factors that contributed to a purchase price resulting in this amount of goodwill, particularly in view that Starsys, according to your own disclosures was insolvent at the time of acquisition.  Refer to paragraph 51(b) of SFAS 141;

Response:  In this case, “insolvent” did not mean “worthless.”  We believed Starsys had a real value in excess of book value.  If not for Starsys’ liquidity and profitability problems, its fair value would have been even greater.  The negotiation on purchase price with Starsys in the late summer and early fall of 2005 was a competitive one.  Starsys had defaulted on a bank loan with Vectra Bank and was being pressured for repayment.  Starsys had engaged an investment banker to find a solution for the Company.  We were one of four interested parties.  We are not aware of all the details from the other interested parties; however, apparently, our offer was the most attractive, in part, due to the ability for Starsys to remain a separate entity, at least for the period of the earn out.  We developed a pricing formula for the acquisition based on an enterprise value of a healthy aerospace company, which included Starsys’ expectation of future performance.  We originally agreed to a cash payment ($1.5M), an amount of SpaceDev common stock ($7.5M) and debt relief at closing followed by future years potential earn out.  [See our Form 8-K dated October 26, 2005.]

Based on Starsys’ projections, earn out criteria was established and an enterprise value of approximately $32M was established.  We arrived at this from several calculations, including a multiple of revenues, industry comparables, discounted cash flow analyses and the desire for a competitive bid.  The enterprise value assumptions included Starsys reaching revenue and EBITDA goals in 2005, 2006 and 2007 that Starsys had proposed.  The assumptions were based on Starsys’ ability to overcome their historical cash flow and profitability problems related to certain fixed price development contracts.  It was our determination that the purchase price of Starsys was fair and reasonable at the time of the acquisition, with sufficient protection in our earn out structure to provide value to the Starsys shareholders (if the earn out was reached) and yet protection to the SpaceDev shareholders (if the earn out was not reached).

(b)
provide us with and disclose a condensed balance sheet clearly showing the amount assigned to each major asset and liability of Starsys at the acquisition date pursuant to paragraph 51(e) of SFAS 141; and

Response:

The following condensed balance sheet at the acquisition date illustrates the amount of goodwill specifically allocated and assigned to major tangible and intangible assets.  The remaining amount of goodwill of approximately $11.2 million is recorded as a long term asset and is evaluated by us each year for possible impairment.

Starsys Research Corporation
	(Audited)
	January 26, 2006	Adjustments	January 26, 2006
Assets
Current Assets
Cash and Accounts Receivable	$5,293,867		$5,293,867
Other current assets	620,829		620,829
Fixed Assets - Net	1,903,825	97,420	2,001,245
Intangible Assets	-	927,978	927,978
Goodwill	-	11,233,665	11,233,665
Other Assets	32,972	-	32,972
Total Assets	$7,851,493	$12,259,063	$20,110,556
Liabilities and Net Assets Acquired
Current Liabilities
Accounts payable and accrued expenses	$1,704,690	$-	$1,704,690
Notes payable	5,983,300	-	5,983,300
Capitalized lease obligations	31,555	-	31,555
Accrued payroll, vacation and related taxes	993,066	-	993,066
Billings in excess of costs and deferred revenue	1,531,280	-	1,531,280
Provision for anticipated loss	1,596,250	-	1,596,250
Other accrued liabilities	1,556,059	-	1,556,059
Total Liabilities	13,396,200	-	13,396,200
Net Assets Acquired	$(5,544,707)	$12,259,063	$6,714,356

We will present the above adjusted balances as of the acquisition date in our 2007 Form 10-KSB filing as requested.

(c)	provide us with and fully include the disclosures required by paragraph 52 of SFAS 141 in regard to intangible assets associated with the acquisition.

Response: The following table illustrates our response to Paragraph 52 of SFAS 141:

SFAS Literature	SpaceDev, Inc. Response
(a) For intangible assets subject to amortization	We purchased approximately $928,000 of intangible assets subject to amortization.
(a) 1. the total amount assigned and the amount assigned to any major intangible class:
The values assigned were:*
i. $  25,000 was assigned to non-compete agreements;
ii. $153,000 was assigned to patents;
iii. $150,000 was assigned to trademarks;
iv. $500,000 was assigned to trade secrets; and,
v. $100,000 to customer lists.

(a) 2. The amount of any residual value, in total and by major intangible asset class	This was noted on the face of the financial statements.
(a) 3.The weighted-average amortization period, in total and by major intangible asset class	Disclosed in footnote 3 "Acquisitions" and was defined to be ten years.
(b) For intangible assets not subject to amortization, the total amount assigned and the amount assigned to any major intangible asset class	We recorded no intangible assets not subject to amortization other than goodwill.
(c) For goodwill	This was noted on the face of the financial statements.
(c) 1. The total amount of our goodwill and the deferred tax liability associated with the acquisition	Both goodwill and the deferred tax liability associated with the acquisition were disclosed in footnote 3 "Acquisitions" and were deemed to be approximately $11.2 million and $350,000, respectively.
(c) 2. The amount of goodwill by reportable segment has been reported on the face of the financial statements	We are reporting as one segment, so no additional disclosures under item 2 of paragraph 52.c were deemed necessary.

*(For the items in (a) 1, after our evaluation, no one asset was deemed sufficient to warrant separate classification within the footnotes.)

Staff Comment 7:  We note your disclosures of the various contracts that had been awarded to Starsys prior to your acquisition of it.  In this regard, fully explain to us your consideration of allocating the purchase price to intangible assets associated with these customer relationships and contracts.  Refer to paragraphs 35, 37(e), A18-21 and A23 of SFAS 141.

Response:  We believe that the purchase price was correctly assigned and the customer relationships and contracts, primarily due to the loss contracts, did not have any value, so we assigned them no goodwill allocation.  We did spend a considerable amount of time and effort conducting our analysis of the purchase price of Starsys and the respective allocations (see our response to Staff Comment 6(c) above).  We used the fair value approach in evaluating the Starsys fixed assets.  Our analysis of the recognizable intangible assets apart from goodwill included, but was not limited to, contract and customer relationships, trade name(s), patents and trade secrets, employment and non-compete agreements and assembled work force, as defined in SFAS 141.

The presence of loss contracts at Starsys significantly tainted major customer relationships.  We have worked very hard to successfully conclude those loss contracts and re-build our customer relationships; however, at the date of acquisition, we felt that the damage was so great that no value could be assigned to customer relationships and contracts.   The basis of our evaluation was predicated on our direct discussion with customers and potential customers.

Staff Comment 8:  Please provide the disclosures required by paragraphs A240(c)(2) and (d) of SFAS 123R.

Response:  The aggregate intrinsic value of options exercised during 2006 and 2005 was approximately $120,000 and $145,000, respectively.  The aggregate intrinsic value of options outstanding at December 31, 2006 was approximately $184,000 and the intrinsic value of options vested and exercisable at December 31, 2006 was approximately $184,000.

		Weighted-Average		Weighted-	Weighted-Average
		Remaining Contractual		Average Exercisable	Remaining Contractual
Range of	Number of Shares	Life of Shares	Number of Shares	Price Exercisable	Life of Exercisable
Exercise	Outstanding	Outstanding	Exercisable	Price	Shares Outstanding
Price
$0.42-0.99	3,774,271	2.98	1,944,271	$0.72	2.15
1.00-1.99	8,478,605	3.73	7,883,105	1.40	3.73
2.00-2.99	102,222	3.72	102,222	2.11	3.72
3.00-3.99	20,000	4.59	20,000	3.20	4.59
4.00-4.80	20,000	5.92	20,000	4.80	4.59
	12,395,098	3.50	9,969,598	$1.29	3.43

The total fair value of options that vested during 2006and 2005was approximately $133,000 and $7.5 million, respectfully, as was disclosed in the 2006 Form 10-KSB.

Staff Comment 9:  Please provide the disclosures required by paragraph 37 and 39 of SFAS 131.

Response:  With reference to paragraph 37 of SFAS 131, we believe that it is impractical to report our revenues to comply with paragraph 37 at this time.  Currently, our revenues are not grouped by similar products or services.  For example, a customer purchasing a small satellite does not know (and we do not track internally) the part of the order that related to each product group.  A micro-satellite could have propulsion, satellite bus technology and an electro-mechanical structure all in one customer order. We are working toward a more sophisticated system to allow us to track subsets of this information, which we hope will be available and installed by 2009.  We will explicitly state in our footnotes to the consolidated financial statements in our future filings that it is impractical to report our revenues to comply with paragraph 37 of SFAS 131 at this time.

With reference to paragraph 39 of SFAS 131, we have calculated and disclosed government and government related revenue (vs. commercial or non-governmental revenue) to represent more than 88% of our revenue.  We consider the U.S. Government (“Government”) our major customer.  The calculation is a manual process, which we currently perform by collecting the values from a number of programs or projects.  Government revenue is revenue generated directly by contracts with an agency of the federal government, i.e., where we are the prime contractor.  Government related revenue is revenue generated by contracts where our customer is a prime contractor or subcontractor to the government and we are a subcontractor to them, i.e., the ultimate customer is a government agency.  We did disclose in our Description of Business section labeled United States Government Contracts on page 16, as well as in our MD&A in the overview section on page 35 of our 10-KSB that 88% of our revenues come from government work.  In the future, we will enhance our disclosure on this issue and include it in our footnotes to the consolidated financial statements.

Staff Comment 10:  Please tell us why you believe your four primary lines of space products, disclosed on pages 9 through 12, or types of customers, as disclosed on page 2, are not separate operating segments, as identified in accordance with paragraphs 10 through 15 of SFAS 131.  If you have operating segments based on either product or customer, please explain to us in detail how the aggregation of your products or customers into one reportable segment complies with the aggregation requirements of paragraph 17 of SFAS 131 and EITF No. 04-10.

Response:   Our chief decision makers do not consider us to have operating segments today. Although our potential customer base is segregated into three segments: (1) domestic and international commercial spacecraft companies; (2) civil spacecraft (i.e., NASA) that are primarily scientific in nature; and, (3) defense spacecraft that support the United States' military capability, only the third category has any significant short-term revenue generating potential.  In the future, we hope that there will be more commercial opportunities and that NASA will do business with us; however, at the present time, our customers are primarily government and government related and are discussed in Item #9 above.  Individual non-government customers are immaterial and do not meet the required threshold for segment disclosures.

With respect to our primary lines of space products referenced on pages 9-12, two have immaterial revenue volume at this point.  The other two are impractical to separate.  We review our operating results on a consolidated basis.  Our management team meets as a combined management team on a regular basis to address critical issues and priorities of our Company.  Our chief decision makers make decisions based on consolidated or program specific results. Our Board of Directors only reviews consolidated financial statements on a quarterly basis, as we prepare them for public distribution.

We have integrated SpaceDev and Starsys by function.  First, we integrated the Business Management group, which includes, finance, accounting, human resources, contracts, security, administration and process and systems (i.e., information technology).  Second, we brought the entire management team together under Mark Sirangelo, who is our CEO and acting COO of the combined company.  Third, we integrated the Business Development functions and, we are in the process of integrating the Engineering and Mission Assurance functions.  There is a daily “War Room” meeting, a weekly Operations Meeting and a quarterly Strategic Meeting with the senior staff, which consists of people from multiple locations.  Our chief decision makers review operational results on a consolidated level and resources are allocated based on the consolidated review of operating performance.

Decisions about resource allocation are made at the corporate level, not the location or local level, nor by specific product line.  Inter-company billings between the legal entities are made based on customer or contract requirements and ease of billings and are not made based on segment performance, profitability maintenance or other similar reasons.  We are turning the historical Starsys operations around based not on a “SpaceDev vs. Starsys” philosophy but on a “one company” concept.

To the extent that we drill down on consolidated results, we are currently managing the Company by program (contract).  We do not consider each program as an operating segment; however, our focus over the past year has been on our two or three main programs, with secondary focus on the remaining 60+ programs at SpaceDev Colorado and SpaceDev North Carolina.  Regular program review meetings are held, with participants from each location in all meetings.  All the key decision makers, regardless of where they are physically located, attend the regular monthly program reviews.

In order to develop a sense of being ONE company and ONE team and ONE performing group, we have focused our management team meetings and financial review discussions on the consolidated entity.  Many of our programs involve technologies, products and services from various engineering and operational groups within our Company.  As a small entrepreneurial company with less than 200 employees, we utilize those talents and technologies to support our customer requirements, regardless of where the resources are located within our organization.  Going forward, we feel strongly that publication of program data is inappropriate and other segment reporting is inappropriate and not required under the segment reporting rules as we understand them.

Staff Comment 11:  We note that your building lease has scheduled rent increases over the lease term.  Please clarify your accounting for the rent increases and tell us how your accounting complies with FASB Technical Bulletin 85-3.

Response:  Our accounting for our 2003 Poway building lease does not comply with FASB Technical Bulletin 85-3.  Based on our evaluation of SFAS 13, we believe that our Poway lease is an operating lease.  The lease provides for rent accelerations based merely on the passage of time and does not depend on variables, referred to as "contingent rentals", or an existing index or rate, such as the consumer price index or contingency based upon sales volume in determining our yearly rent escalation for this lease.  The Poway building lease scheduled rent increases were erroneously not recognized on a straight-line basis over the lease term. After detailed review, we concluded that the differences between the actual monthly expense and the straight-line amount are immaterial based on financial impact these deferred charges would have had to our operating results in those years, taking into consideration the net losses and net income recognized in those years. Furthermore, we believe the additional rent expense would not have any material impact on our previously issued earnings per share data. We have historically charged our actual rent expense each month, as it became payable. An analysis of the accounting differences for the Poway building lease is provided below:

Years Ended		Deferred	Straight-Line
December 31,	Net Income (Loss)	Rent	Rent	Expensed Rent
2003	$(376,160)	$48,904	$331,362	$282,458
2004	$(1,246,067)	$43,464	$361,486	$318,022
2005	$(3,027,054)	$32,334	$361,486	$329,153
2006	$501,264	$20,813	$361,486	$340,673

We propose to expense the actual Poway building lease payments for the remainder of the lease term.  In the future, we will treat scheduled rent increases on new leases entered into by us on a straight-line basispursuant to FASB Technical Bulletin 85-3, as we are doing with our two new building leases in Louisville andNorth Carolina which were entered into during 2007.

Staff Comment 12:  Please explain to us your accounting for the termination of the note with Starsys and how your treatment complies with EITF 04-1.

Response: The note was not really “terminated.”  Instead, the obligor became our wholly-owned subsidiary.  Post-merger, intercompany accounts are disregarded in the consolidation.  There was no preexisting relationship between Starsys and SpaceDev prior to a letter of intent for SpaceDev to acquire Starsys, dated August 23, 2005.  Furthermore, we negotiated significant arms length protection provisions for repayment of the bridge loan in the eventuality that the merger of our two companies did not conclude.  In conjunction with and as defined in the letter of intent, we offered a bridge financing to Starsys in the amount of $1.2 million, which was used solely to fund a payment to Vectra Bank until the definitive merger agreement was finalized and the acquisition closed.  We viewed this bridge financing as a component of the purchase transaction and this bridge financing was the result of, and an integral part of, the purchase transaction.

If you have any further questions, please contact me directly.

Sincerely,

SPACEDEV, INC.

/s/ Richard B. Slansky

Richard B. Slansky
Chief Financial Officer

CC:          Mr. Patrick Kuhn – SEC
Mr. Doug Jones – SEC
Mr. Mark Sirangelo – SpaceDev
Mr. Robert Sporl – PKF